VICTORY EAGLE RESOURCES CORP.
#317 - 5158 48th Avenue
Delta, British Columbia
Canada V4K 5B6
T (778) 883-6007

June 14, 2005

John Reynolds
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Victory Eagle Resources Corp. - Form SB-2 filed May 2, 2005 - File No. 333-119546

Dear Sirs,

The undersigned hereby requests, pursuant to Rule 461a of the Securities Act of 1933, as amended, that the Effective Date of the above-noted Form SB-2 Registration Statement be accelerated and become effective at 4:00 PM EST on Tuesday, June 14, 2005, or as soon thereafter as possible.

We are aware of our obligations under the Securities Act of 1933 and in this regard acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

VICTORY EAGLE RESOURCES CORP.
By:	/s/ Ludvik Rolin
Authorized Signatory